Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July  28, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, July 28, 2005

FIRST HALF 2005 RESULTS
Doubling of Order Intake Leads to Record Backlog
Earnings per Share Up 15.6%

	First Half
IFRS
Euros in Millions (except EPS and E/ADS)	2005	2004	Change

• Backlog at June 30	8,210	6,331	29.7%
• Revenues	2,532	2,524	0.3%
• Income from Operations	116.4	102.8	13.2%
• Net Income	55.0	54.6	0.7%
• Fully Diluted EPS (€)	0.60	0.52	15.6%
• Fully Diluted E/ADS ($)	0.73	0.63	15.6%

On July 27, 2005, the Board of Directors of Technip approved the unaudited second quarter and first half 2005 consolidated accounts prepared in accordance with IFRS.

Daniel Valot, Chairman and CEO, commented: “Technip's income from operations and earnings per share were up by 13% and close to 16%, respectively, on flat revenues in spite of the tough market conditions created by raw material and maritime freight cost increases.

Full year 2005 revenues should surpass EUR 5 billion. As expected, the Group's operating margin should be higher than its 2004 level.

The dominant feature of the first half of 2005 is the robust increase in the Group's backlog. This increase is directly related to the acceleration of global oil and gas capital expenditures and the unique positioning Technip has secured for itself in the fastest growing business segments of our industry: deep offshore developments, LNG, refining and hydrogen, and mega steamcrackers. The overall market environment has become healthier at a time when the pressures from a high Euro and rising raw material prices are decreasing.

After many difficult years for the oil and gas services industry, it appears that a new up-cycle is beginning. Technip plans to take advantage of this trend to continue to enhance shareholder value by leveraging the size and quality of its backlog and prospects.”

I. OPERATIONAL HIGHLIGHTS

Order intake for the first half of 2005 was EUR 4,166 million, more than twice as high as the first half of 2004 (EUR 1,969 million). Listed below are the main contracts that came into force during the first half 2005 along with their approximate values (Technip’s share) if publicly disclosed:

  a contract with Saudi Basic Industries Corporation (SABIC) for a large-scale ethylene and propylene production plant at Yanbu, Saudi Arabia,

  two contracts with Canadian Natural Resources Ltd for a coker and a hydrogen unit for the Horizon Oil Sands Project in Northern Alberta, Canada (combined value: EUR 700 million),

  a contract with PetroVietnam for a grass-root refinery at Dung Quat, Vietnam,

  a contract with Total for a Floating Production Storage and Offloading unit (FPSO) of the Akpo field development, offshore Nigeria (USD 540 million),

  a contract with Petrobras for the SURF(1) package associated with the development of the Roncador field offshore Brazil (USD 350 million),

  a contract with Murphy Oil, for the engineering, construction and installation of a Spar floating production platform for the Kikeh Area Development, offshore Sabah, Malaysia,

  a contract with Norsk Hydro for tie-ins from Fram East field to Troll C and from Vilje to Alvheim, on the Norwegian Continental Shelf (EUR 147 million),

  a contract with Hovensa for a new hydrotreating unit to be located at the St. Croix refinery, US Virgin Islands,

  a contract with Murphy Oil for the SURF(1) package of the Kikeh Area Development (Malaysia), and a service contract with Saudi Aramco for a grass-root gas treatment plant at Khursaniyah, Saudi Arabia. The contract will later convert to a lump sum turn key contract.

As of June 30, 2005, the backlog amounted at EUR 8,210 million, up 29.7% compared to EUR 6,331 million at June 30, 2004.

As of June 30, 2005, backlog by business activity is as follows (compared to amount as of June 30, 2004):

•	SURF (1):	EUR 1,939 million (EUR 1,856 million)
•	Offshore Facilities (2):	EUR 1,243 million (EUR 1,022 million)
•	Onshore-Downstream:	EUR 4,887 million (EUR 3,158 million)
•	Industries:	EUR 141 million (EUR 295 million)

________________________________________

(1) Subsea Umbilicals, Risers and Flowlines
(2) Fixed and floating offshore platforms

In addition, during the first half of 2005 Technip was awarded by Qatar Petroleum a letter of intent (LOI) for an ethylene cracker located at Ras Laffan in Qatar (USD 800 million).

Since the end of the second quarter of 2005 Technip signed the following contracts and memorandum of understanding for three projects, which are listed below, along with their approximate values (Technip’s share) if publicly disclosed:

  a contract with Chevron for the subsea development of the Agbami field development, offshore Nigeria (USD 800 million),

  two contracts by Statoil for subsea services in the Norwegian part of the North Sea (combined value: EUR 567 million), and a memorandum of understanding with The Kuwait Olefins Company for an ethylene plant at Shuaiba, Kuwait.

It is expected that most of these projects as well as the Khursaniyah LSTK contract should enter into the Group’s backlog during the second half of 2005 (approximate combined value: EUR 2,900 million).

II. FINANCIALS

Second quarter and first half 2005 results are expressed according to IFRS and are compared to second quarter and first half 2004 numbers which have been restated according to IFRS (excluding IAS 32 and 39 which were applied as of January 1, 2005 - please refer to Annexes II and III).

First Half 2005

A) Income Statement

Revenues for the first half of 2005 were EUR 2,532.2 million, virtually unchanged compared to the first half of 2004:

  SURF revenues increased 22.0% year-on-year from EUR 715.8 million to EUR 873.6 million, mainly due to robust activity in the North Sea and to the progress of deepwater contracts mainly in West Africa and the Mediterranean basin.

  Offshore Facilities revenues were EUR 415.4 million, off 18.2% compared to the same period one year ago (EUR 507.9 million) due to the completion of several Spar projects in the Gulf of Mexico last year. First half 2005 revenues were primarily related to projects in West Africa, the Caspian Sea, Brazil and Asia-Pacific.

  Onshore Downstream revenues, at EUR 1,111.2 million, were marginally off by 5.2% compared to one year ago (EUR 1,172.2 million) due to the year-on-year decline of the dollar (approximately 5%) and the relative weakness of new order intake in Onshore Downstream during the first three quarters of 2004. First half 2005 revenues were generated primarily from projects in the Middle East, West Africa and Western Europe.

  Industry revenues grew 3.3% to EUR 132.0 million (EUR 127.8 million during the first half of 2004).

Income from operations for the first half of 2005 of EUR 116.4 million (operating margin 4.6%) was up 13.2% compared to EUR 102.8 million (operating margin 4.1%) for the same period one year ago. By business segments, change in operating margin was as follows:

  The SURF margin reached 7.9% versus 9.2% during the same period in 2004: it was impacted by an increased use of third-party vessels to execute various contracts;

  Offshore Facilities had a low margin (1.0%) during the first half of 2004 following the Group’s decision to extend to this business activity as of January 1, 2004 its profit recognition policy regarding major lump sum turnkey contracts. As expected, the Offshore Facilities’ operating margin more than doubled to 2.4% during the first half of 2005 in line with the execution progress of contracts signed in 2003 and 2004;

  In Onshore Downstream, the operating margin was 3.6% compared to 3.5% for the same period last year. The start up of major contracts awarded since the fourth quarter of 2004 generated revenues on which no profit is recognized during initial execution stage;

  The Industries margin improved compared to 2004 at which time a difficult contract under execution in the Middle East impacted the segment’s results.

Net financial charges increased from EUR 26.6 million to EUR 33.8 million. This is mainly due to:

  the application of IAS 32 and 39 under IFRS which resulted in:
–	a non-cash charge of EUR 8.8 million related to the IFRS “split accounting” treatment of the convertible bond (please refer to Annex III), and
–	a non-cash gain of EUR 2.6 million related to the mark-to-market of hedging instruments.
  the interest expense on the Group’s Eurobond, issued in May 2004, which was EUR 14.6 million during the first half of 2005 compared to EUR 3.0 million during the same period in 2004.

  the higher interest income derived from the Group's improved net cash position.

Income tax for the first half of 2005 was EUR 27.8 million (versus EUR 26.1 million one year ago), which represents a nominal tax rate of 33.7% .

Net income for the first half of 2005 was EUR 55.0 million compared to EUR 54.6 million during the same period one year ago.

Fully diluted EPS and E/ADS were each up 15.6% year-on-year, at EUR 0.60 and USD 0.73, respectively (from EUR 0.52 and USD 0.63, respectively). All the charges in connection with the convertible bonds, including the split accounting treatment, are restated at the level of EPS and E/ADS.

First half 2005 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 60.6 million (not audited). The main restatement to reported IFRS net income involves different treatment of cash under IAS 32 and 39 compared to FAS 133 under US GAAP.

B) Cash Flow Statement

The Group’s cash from operations was EUR 160.7 million and change in working capital was EUR (53.2) million.

C) Balance Sheet

Shareholders’ equity increased by EUR 75.8 million during the first half of 2005 to EUR 1,927.4 million. EUR 32.8 million of this increase is related to the equity component of the convertible bond as applied under IFRS split accounting from January 1st, 2005.

The Group continued to reduce its net debt. At June 30, 2005 the net debt was EUR 83.3 million (gearing 4.3%), compared to EUR 166.7 million at December 31, 2004 (gearing 9.0%) .

Second Quarter 2005

Quarterly revenues were EUR 1,330.9 million, a 4.4% increase compared to EUR 1,274.8 million during the same period one year ago. Revenue growth was concentrated in the SURF activity, which displayed a 30.9% year-on-year progression.

Income from operations for the second quarter of 2005 of EUR 66.0 million (operating margin 5.0%) was up 10.9% (operating margin 4.7%) for the same period one year ago.

Net financial charges were stable at EUR 16.5 million. Included are a non-cash charge of EUR 3.1 million related to split accounting and a non-cash hedging instrument mark-to-market gain of EUR 2.6 million. In addition, the Group’s improved net cash position contributed to a year-on-year increase in interest income.

Income tax for the 2nd quarter of 2005 was EUR 16.0 million (versus EUR 14.5 million one year ago).

Net income for the 2nd quarter of 2005 was EUR 33.3 million compared to EUR 34.7 million during the same period one year ago.

Fully diluted adjusted EPS and E/ADS were EUR 0.35 and USD 0.42, respectively.

During the second quarter of 2005, operating cash flow was EUR 98.6 million. Change in working capital was EUR 21.5 million.

Cautionary note regarding forward-looking statements

This release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as from January 1, 2005.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to US GAAP.

With a workforce of about 20,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and sub sea construction.

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Group website	www.technip.com

Technip's shares trade on the following exchanges:

ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS
NOT AUDITED

Euros in Millions	Second Quarter		First Half

(except EPS, E/ADS and number of fully diluted
shares)	2005	2004	2005	2004

Revenues	1,330.9	1,274.8	2,532.2	2,523.7

Gross Margin	145.1	145.5	279.9	271.9

Research & Development Expenses	(6.9)	(8.8)	(13.8)	(15.7)
SG&A and Other Costs	(72.2)	(77.2)	(149.7)	(153.4)

Income from Operations	66.0	59.5	116.4	102.8

Financial Income (Expense)	(16.5)	(16.7)	(33.8)	(26.6)
Income of Equity Affiliates	0.1	0.6	(0.1)	0.6

Profit Before Tax	49.6	43.4	82.5	76.8

Income Tax	(16.0)	(14.5)	(27.8)	(26.1)
Discontinued Operations	-	6.2	-	6.2
Minority Interests	(0.3)	(0.4)	0.3	(2.3)

Net Income	33.3	34.7	55.0	54.6

Net Income	33.3	34.7	55.0	54.6
Split Accounting on Convertible Bond	3.1	-	7.6	-
Pre-tax Convertible Bond Financial
Charges	3.6	3.9	6.5	5.9

Restated Net Income	40.0	38.6	69.1	60.5

Number of Fully Diluted Shares (1) at
Period End	114,642,768	116,068,728	114,642,768	116,068,728

Fully Diluted EPS (€)	0.35	0.33	0.60	0.52

Fully Diluted E/ADS ($) (2)	0.42	0.40	0.73	0.63

________________________________________
(1)	The number of fully diluted shares includes those that would be issued both in the event that all outstanding convertible bonds would be redeemed for new shares and the exercise of stock option plans. The number of fully diluted shares excludes treasury shares. The number of fully diluted shares as of June 30, 2004 has been adjusted to take into account the 4-for-1 share split on May 13, 2005.

(2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2098 as of June 30, 2005.

It should be noted that after the close of business on May 13, 2005, Technip’s ordinary shares were split 4-for-1. At the same time, the ADS ratio was changed from 4 ADSs to 1 ordinary share to 1 ADS to 1 ordinary share.

ANNEX I (b)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS
NOT AUDITED

Euros in Millions	First Half

	2005

Net Income	55.0
Depreciation of Property, Plants & Equipment	61.9
Provision for Redemption Premium on Convertible Bonds	5.9
Split Accounting of Convertible Bonds	8.8
Stock Option Charge	2.8
Long-Term Provisions (Employee Benefits)	-
Deferred Income Tax	25.2
Minority Interests and Other	1.1

Cash from Operations	160.7

Change in Working Capital	(53.2)

Net Cash Provided by (Used in) Operating Activities		107.5

Capital Expenditures	(30.9)
Dividend Payment	(32.0)
Other	(0.2)

Net Cash Provided by (Used in) Investment Activities		(63.1)

Increase (Decrease) in Debt	(4.3)
Capital Increase	2.0
Treasury Shares	(9.1)

Net Cash Provided by (Used in) Financing Activities		(11.4)

Foreign Exchange Translation Adjustment		35.8

Net Increase (Decrease) in Cash and Equivalents		68.8

Cash and Equivalents as of December 31 (prior year)	1,434.0
Cash and Equivalents as of June 30	1,502.8

		(68.8)

ANNEX I (c)
CONSOLIDATED BALANCE SHEET
IFRS

	June 30,	Dec. 31,
Euros in Millions	2005	2004
	(Not Audited)	(Audited) *

Fixed Assets	3,234.6	3,232.5
Deferred Taxes	145.0	66.6

TOTAL NON-CURRENT ASSETS	3,379.6	3,299.1

Construction Contracts	310.2	400.6
Inventories, Customer & Other Receivables	1,434.4	1,283.9
Cash & Cash Equivalents	1,502.8	1,434.0

TOTAL CURRENT ASSETS	3,247.4	3,118.5

TOTAL ASSETS	6,627.0	6,417.6

Shareholders’ Equity (Parent Company)	1,927.4	1,851.6
Minority Interests	11.0	9.8

TOTAL SHAREHOLDERS’ EQUITY	1,938.4	1,861.4

Convertible Bond	634.1	670.9
Other Long-Term Debt	743.9	737.8
Long-Term Provisions	115.3	115.4
Deferred Taxes	111.3	115.5

TOTAL NON-CURRENT LIABILITIES	1,604.6	1,639.6

Short-Term Debt	208.1	192.0
Short-Term Provisions	134.1	121.4
Construction Contracts	1,198.0	915.6
Accounts Payables & Other Advances Received	1,543.8	1,687.6

TOTAL CURRENT LIABILITIES	3,084.0	2,916.6

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	6,627.0	6,417.6

* Does not include IAS 32 and 39 which are applied as of January 1, 2005.

Changes in Shareholders’ Equity

Shareholders’ Equity at December 31, 2004	1,851.6
Net Income at June 30, 2005	55.0
Capital Increase for Employee Stock Option Plans	2.0
Equity Component of Convertible Bond	32.8
Dividend Payment	(32.0)
Translation Adjustments and Other	18.0
Shareholders’ Equity at June 30, 2005	1,927.4

ANNEX I (d)
IFRS
NOT AUDITED

Euros in Millions	Revenues by Region

	Second Quarter			First Half

	2005	2004	Change	2005	2004	Change

Europe, Russia, C. Asia	386	286	35.0%	669	510	31.2%

Africa	349	291	19.9%	687	627	9.6%

Middle East	240	330	-27.3%	514	677	-24.1%

Asia Pacific	90	108	-16.7%	194	197	-1.5%

Americas	266	260	2.3%	468	513	-8.8%

Total	1,331	1,275	4.4%	2,532	2,524	0.3%

ANNEX I (e)
Supplemental Information by Business Segment
IFRS
NOT AUDITED

Euros in Millions	Q2 2005	Q2 2004	Change	H1 2005	H1 2004	Change

SURF

Revenues	472.8	361.3	30.9%	873.6	715.8	22.0%

Gross Margin	69.4	60.7	14.3%	132.5	119.6	10.8%

Income from Operations	37.6	37.9	-0.8%	68.6	66.1	3.8%

OFFSHORE FACILITIES

Revenues	235.6	246.6	-4.5%	415.4	507.9	-18.2%

Gross Margin	24.5	25.8	-5.0%	41.8	37.0	13.0%

Income from Operations	6.5	6.1	6.6%	10.1	5.1	98.0%

ONSHORE DOWNSTREAM

Revenues	557.9	599.9	-7.0%	1,111.2	1,172.2	-5.2%

Gross Margin	45.0	52.2	-13.8%	92.2	104.1	-11.4%

Income from Operations	20.5	19.4	5.7%	40.3	39.3	2.5%

INDUSTRIES

Revenues	64.6	67.0	-3.6%	132.0	127.8	3.3%

Gross Margin	6.2	6.8	-8.8%	13.4	11.2	19.6%

Income from Operations	1.5	(2.0)	nm	2.2	(1.7)	nm

CORPORATE

Income from Operations	(0.1)	(1.9)	nm	(4.8)	(6.0)	nm

nm = not meaningful

ANNEX I (f)
ORDER INTAKE & BACKLOG
NOT AUDITED

Euros in Millions	Order Intake by Business Segment

	Second Quarter			First Half

	2005	2004	Change	2005	2004	Change

SURF	533	382	39.5%	986	761	29.6%

Offshore Facilities	492	305	61.1%	733	532	37.9%

Onshore Downstream	1,270	354	258.4%	2,394	582	311.5%

Industries	14	51	-71.8%	53	94	-44.1%

Total	2,309	1,092	111.4%	4,166	1,969	111.6%

	Backlog by Business Segment

	As of June 30

	2005	2004	Change

SURF	1,939	1,856	4.5%

Offshore Facilities	1,243	1,022	21.7%

Onshore Downstream	4,887	3,158	54.7%

Industries	141	295	-52.3%

Total	8,210	6,331	29.7%

	Backlog by Region

	As of June 30

	2005	2004	Change

Europe, Russia, C Asia	969	1,188	-18.4%

Africa	1,664	1,835	-9.3%

Middle East	2,709	1,667	62.5%

Asia Pacific	1,073	581	84.7%

Americas	1,795	1,060	69.3%

Total	8,210	6,331	29.7%

	Estimated Backlog Scheduling at June 30, 2005

	SURF	Offshore Facilities	Onshore Downstream	Industries	Group

2005 (second half)	791	506	1,015	103	2,415

2006	1,103	511	2,040	26	3,680

2007 and Beyond	45	226	1,832	12	2,115

Total	1,939	1,243	4,887	141	8,210

ANNEX I (g)
TREASURY & CURRENCY RATES
IFRS
NOT AUDITED

Euros in Millions	Treasury / Financial Debt

	Jun. 30, 2005	Dec. 31, 2004

Marketable Securities	649	739

Cash	854	695

Cash & Cash Equivalents (A)	1,503	1,434

Short Term Debt	208	192

Long Term Debt	1,378	1,409

Gross Debt (B)	1,586	1,601

Net Financial Debt (B – A)	83	167

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet

	June 30,	Dec 31,	June 30,	June 30,	Dec 31,	June 30,
	2005	2004	2004	2005	2004	2004

USD	1.29	1.24	1.23	1.21	1.36	1.22

GBP	0.69	0.68	0.67	0.67	0.71	0.67

ANNEX I (h)
Depreciation by Business Segment (IFRS)
NOT AUDITED

Euros in Millions	Depreciation

	Second Quarter	First Half
	2005	2005

SURF	(23.6)	(46.9)

Offshore Facilities	(3.2)	(7.0)

Onshore Downstream	(2.6)	(4.8)

Industries	(0.6)	(1.1)

Corporate	(1.0)	(2.1)

Total	(31.0)	(61.9)

ANNEX II (a)
CONSOLIDATED STATEMENT OF INCOME
First Quarter 2004
Transition from French GAAP to IFRS (1)
NOT AUDITED

Euros in Millions		French GAAP		Adjustments		IFRS
(except EPS, E/ADS and number of fully diluted shares)

Revenues		1,249.8		(0.9)		1,248.9

Gross Margin		154.7		(28.3)		126.4

Depreciation of Fixed Assets		(29.7)		29.7	(2)	-
Research and Development Expenses		(7.6)		0.7		(6.9)
Selling & Tendering Costs		(24.3)		(2.1)		(26.4)
General and Administrative Costs		(43.1)		0.7		(42.4)
Other Operating Income (Expense)		(0.7)		(6.4)		(7.1)
Goodwill Amortization		(29.2)		28.9	(3)	(0.3)

Income from Operations		20.1	(4)	23.2	(5)	43.3

Financial Income (Expense)		(7.9)		(2.0)	(6)	(9.9)
Income of Equity Affiliates		-		-		-

Profit Before Tax		12.2		21.2		33.4

Income Tax		(13.8)		2.2	(7)	(11.6)
Discontinued Operations		-		-		-
Minority Interests		(1.7)		(0.2)		(1.9)

Net Income		(3.3)		23.2		19.9

Net Income Before Goodwill & Exceptional Items		26.6

Net Income		(3.3)				19.9
Goodwill Amortization		29.2				-
Exceptional Items, net		0.7				-
Post-tax Convertible Bond Financial Charges		2.0				2.0
Net Income Restated	(A)	28.6				21.9

Number of Fully Diluted Shares (8) at 03/31/04	(B)	115,865,800

Fully Diluted EPS (€)	(A / B)	0.25				0.19

Fully Diluted E/ADS ($) (9)		0.32				0.25

Notes on the following page

Notes on Transition from French GAAP to IFRS: 1st Quarter 2004 Income Statement

(1) Does not include the impact of IAS 32 and 39 which were applied as of January 1, 2005.

(2) Depreciation of fixed assets of EUR 29.7 million under French GAAP were adjusted as follows:

  increased by EUR 0.9 million following the adjustment of goodwill amortization related to vessels decreased by EUR 1.3 million in relation to depreciation by component.

The resulting value of EUR 29.3 million was apportioned to cost of sales (EUR 25.5 million) and SG&A (EUR 3.8 million).

(3) EUR 28.9 million of goodwill was integrated into IFRS accounts.

(4) Exceptional items in the amount of EUR (0.7) million under French GAAP have been reclassified as income from operations.

(5) Other IFRS adjustments to income from operations total EUR (6.2) million and include:

  EUR (4.2) million for construction contracts which takes as a charge the previously capitalized tendering costs,
  EUR (0.4) million for Group’s headquarter building lease restatement,
  EUR 1.2 million for accrued employee benefit plans (IAS 19), and
  EUR (1.5) million for stock option expenses (IFRS 2).

(6) The EUR (2.0) million adjustment includes mainly an additional charge on investments related to employee benefits.

(7) The EUR 2.2 million corresponds to deferred tax assets arising from IFRS restatements.

(8) The number of fully diluted shares includes those that would be a) issued in the event that all outstanding convertible bonds would be redeemed for new shares, and b) the exercise of stock options, and excludes treasury shares. The total number of fully diluted shares has been adjusted for 4-for-1 stock split which occurred on May 13, 2005, after the close of business in Paris.

(9) Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2969 as of March 31, 2005.

ANNEX II (b)
CONSOLIDATED STATEMENT OF INCOME
Second Quarter 2004
Transition from French GAAP to IFRS (1)
NOT AUDITED

Euros in Millions		French GAAP		Adjustments		IFRS
(except EPS, E/ADS and number of fully diluted shares)

Revenues		1,271.2		3.6		1,274.8

Gross Margin		168.6		(23.1)		145.5

Depreciation of Fixed Assets		(29.4)		29.4	(2)	-
Research and Development Expenses		(8.1)		(0.7)		(8.8)
Selling & Tendering Costs		(26.0)		(5.4)		(31.4)
General and Administrative Costs		(34.1)		(7.1)		(41.2)
Other Operating Income (Expense)		(6.4)		1.8		(4.6)
Goodwill Amortization		(29.4)		29.4	(3)	-

Income from Operations		35.2	(4)	24.3	(5)	59.5

Financial Income (Expense)		(12.5)		(4.2)	(6)	(16.7)
Income of Equity Affiliates		0.8		(0.2)		0.6

Profit Before Tax		23.5		19.9		43.4

Income Tax		(18.2)		3.7	(7)	(14.5)
Discontinued Operations		-		6.2	(8)	6.2
Minority Interests		(0.6)		0.2		(0.4)

Net Income		4.6		30.1		34.7

Net Income Before Goodwill & Exceptional Items		40.4

Net Income		4.6				34.7
Goodwill Amortization		29.4				-
Exceptional Items, net		6.4				-
Post-tax Convertible Bond Financial Charges		3.9				3.9
Net Income Restated	(A)	44.3				38.6

Number of Fully Diluted Shares (9) at 06/30/04	(B)	116,068,728

Fully Diluted EPS (€)	(A / B)	0.38				0.33

Fully Diluted E/ADS ($) (10)		0.46				0.40

Notes on the following page

Notes on Transition from French GAAP to IFRS: 2nd Quarter 2004 Income Statement

(1) Does not include the impact of IAS 32 and 39 which were applied as of January 1, 2005.

(2) Depreciation of fixed assets of EUR 29.4 million under French GAAP were adjusted as follows:

  increased by EUR 0.9 million following the adjustment of goodwill amortization related to vessels decreased by EUR 1.3 million in relation to depreciation by component.

The resulting value of EUR 29.0 million was apportioned to cost of sales (EUR 25.1 million) and SG&A (EUR 3.9 million).

(3) EUR 29.4 million of goodwill was integrated into IFRS accounts.

(4) Exceptional items in the amount of EUR (6.4) million under French GAAP have been reclassified as income from discontinued operations in the amount of EUR 2.9 million and income from operations for EUR (9.3) million.

(5) Other IFRS adjustments to income from operations total EUR (3.8) million and include:

  EUR (3.7) million for construction contracts which takes as a charge the previously capitalized tendering costs,
  EUR (0.4) million for Group’s headquarter building lease restatement,
  EUR 1.2 million for accrued employee benefit plans (IAS 19),
  EUR (1.5) million for stock option expenses (IFRS 2).

(6) The EUR (4.2) million impact on financial income includes:

  EUR (1.0) million of additional charges on investments related to employee benefits,
  EUR (3.6) million additional charge related to issuance fee of convertible bonds.

(7) The EUR 3.7 million corresponds to deferred tax assets arising from IFRS restatements.

(8) The EUR 6.2 million impact on discontinued operations includes EUR 3.3 million of the reversal on provision for accrued employee benefit plans for EHR subsidiary and EUR 2.9 million capital gain on asset disposals.

(9) The number of fully diluted shares includes those that would be a) issued in the event that all outstanding convertible bonds would be redeemed for new shares, and b) the exercise of stock options, and excludes treasury shares. The total number of fully diluted shares has been adjusted for 4-for-1 stock split which occurred on May 13, 2005 after the close of business in Paris.

(10) Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2098 as of June 30, 2005.

ANNEX II (c)
CONSOLIDATED STATEMENT OF INCOME
Third Quarter 2004
Transition from French GAAP to IFRS (1)
NOT AUDITED

Euros in Millions		French GAAP		Adjustments		IFRS
(except EPS, E/ADS and number of fully diluted shares)

Revenues		1,303.5		(0.6)		1,302.9

Gross Margin		178.9		(23.8)		155.1

Depreciation of Fixed Assets		(28.6)		28.6	(2)	-
Research and Development Expenses		(6.5)		-		(6.5)
Selling & Tendering Costs		(20.9)		0.8		(20.1)
General and Administrative Costs		(47.6)		(7.1)		(54.7)
Other Operating Income (Expense)		(5.1)		0.3		(4.8)
Goodwill Amortization		(29.6)		29.8	(3)	0.2

Income from Operations		40.6	(4)	28.6	(5)	69.2

Financial Income (Expense)		(16.1)		(1.2)	(6)	(17.3)
Income of Equity Affiliates		0.1		-		0.1

Profit Before Tax		24.6		27.5		52.0

Income Tax		(19.0)		2.1	(7)	(16.9)
Discontinued Operations		-		(1.0)	(8)	(1.0)
Minority Interests		(0.5)		-		(0.5)

Net Income		5.1		28.5		33.6

Net Income Before Goodwill & Exceptional Items		39.8

Net Income		5.1				33.6
Goodwill Amortization		29.6				-
Exceptional Items, net		5.1				-
Post-tax Convertible Bond Financial Charges		4.6				4.6
Net Income Restated	(A)	44.4				38.2

Number of Fully Diluted Shares (9) at 09/30/04	(B)	116,066,064

Fully Diluted EPS (€)	(A / B)	0.38				0.33

Fully Diluted E/ADS ($) (10)		0.46				0.40

Notes on the following page

Notes on Transition from French GAAP to IFRS: 3rd Quarter 2004 Income Statement

(1) Does not include the impact of IAS 32 and 39 which were applied as of January 1, 2005.

(2) Depreciation of fixed assets of EUR 28.6 million under French GAAP were adjusted as follows:

  increased by EUR 0.9 million following the adjustment of goodwill amortization related to vessels decreased by EUR 1.3 million in relation to depreciation by component.

The resulting value of EUR 28.2 million was apportioned to cost of sales (EUR 24.3 million) and SG&A (EUR 3.9 million).

(3) EUR 29.8 million of goodwill was integrated into IFRS accounts.

(4) Exceptional items in the amount of EUR (5.1) million under French GAAP have been reclassified as income from discontinued operations in the amount of EUR (1.0) million and income from operations for EUR (4.1) million.

(5) Other IFRS adjustments to income from operations total EUR (2.6) million and include:

  EUR (3.0) million for construction contracts which takes as a charge the previously capitalized tendering costs,
  EUR (0.4) million for Group’s headquarter building lease restatement,
  EUR 1.2 million for accrued employee benefit plans (IAS 19),
  EUR (1.5) million for stock option expenses (IFRS 2).

(6) The EUR (1.2) million impact on financial relates to additional charges on investments related to employee benefits.

(7) The EUR 2.1 million corresponds to deferred tax assets arising from IFRS restatements.

(8) The EUR 1.0 million impact on discontinued operations relates primarily to the sale of the EHR subsidiary.

(9) The number of fully diluted shares includes those that would be a) issued in the event that all outstanding convertible bonds would be redeemed for new shares, and b) the exercise of stock options, and excludes treasury shares. The total number of fully diluted shares has been adjusted for 4-for-1 stock split which occurred on May 13, 2005 after the close of business in Paris.

(10) Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2098 as of June 30, 2005.

ANNEX II (d)
CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter 2004
Transition from French GAAP to IFRS (1)
NOT AUDITED

Euros in Millions		French GAAP		Adjustments		IFRS
(except EPS, E/ADS and number of fully diluted shares)

Revenues		1,316.5		(2.2)		1,314.3

Gross Margin		166.4		(30.3)		136.1

Depreciation of Fixed Assets		(28.5)		28.5	(2)	-
Research and Development Expenses		(8.0)		-		(8.0)
Selling & Tendering Costs		(25.5)		4.3		(21.2)
General and Administrative Costs		(42.0)		(3.2)		(45.2)
Other Operating Income (Expense)		(3.9)		(3.2)		(7.1)
Goodwill Amortization		(29.2)		28.5	(3)	(0.7)

Income from Operations		29.3	(4)	24.7	(5)	53.9

Financial Income (Expense)		(17.5)		(4.9)	(6)	(22.4)
Income of Equity Affiliates		0.3		-		0.3

Profit Before Tax		12.1		19.8		31.8

Income Tax		(14.2)		2.8	(7)	(11.4)
Discontinued Operations		-		2.6	(8)	2.6
Minority Interests		0.4		-		0.4

Net Income		(1.7)		25.2		23.4

Net Income Before Goodwill & Exceptional Items		31.4

Net Income		(1.7)				23.4
Goodwill Amortization		29.2				-
Exceptional Items, net		3.9				-
Post-tax Convertible Bond Financial Charges		3.4				3.4
Net Income Restated	(A)	34.8				26.8

Number of Fully Diluted Shares (9) at 12/31/04	(B)	115,544,936

Fully Diluted EPS (€)	(A / B)	0.30				0.23

Fully Diluted E/ADS ($) (10)		0.36				0.28

Notes on the following page

Notes on Transition from French GAAP to IFRS: 4th Quarter 2004 Income Statement

(1) Does not include the impact of IAS 32 and 39 which were applied as of January 1, 2005.

(2) Depreciation of fixed assets of EUR 28.5 million under French GAAP were adjusted as follows:

  increased by EUR 0.9 million following the adjustment of goodwill amortization related to vessels decreased by EUR 1.3 million in relation to depreciation by component.

The resulting value of EUR 28.1 million was apportioned to cost of sales (EUR 24.2 million) and SG&A (EUR 3.9 million).

(3) EUR 28.5 million of goodwill was integrated into IFRS accounts.

(4) Exceptional items in the amount of EUR (3.9) million under French GAAP have been reclassified as income from discontinued operations in the amount of EUR 3.5 million and income from operations for EUR (7.4) million.

(5) Other IFRS adjustments to income from operations total EUR 0.6 million and include:

  EUR 1.3 million for construction contracts which takes as a charge the previously capitalized tendering costs,
  EUR (0.4) million for Group’s headquarter building lease restatement,
  EUR 1.2 million for accrued employee benefit plans (IAS 19),
  EUR (1.5) million for stock option expenses (IFRS 2).

(6) The EUR (4.9) million impact on financial income includes:

  EUR (1.2) million of additional charges on investments related to employee benefits,
  EUR (3.7) million additional charge related to the cancellation of certain foreign exchange translation adjustments

(7) The EUR 2.8 million corresponds to EUR 3.7 million of deferred tax assets arising from IFRS restatements and EUR (0.9) million due to the reclassification of assets to be disposed as discontinued operations.

(8) The EUR 2.6 million impact on discontinued operation are related to capital gains asset disposals classified as an exceptional item under French GAAP.

(9) The number of fully diluted shares includes those that would be a) issued in the event that all outstanding convertible bonds would be redeemed for new shares, and b) the exercise of stock options, and excludes treasury shares. The total number of fully diluted shares has been adjusted for 4-for-1 stock split which occurred on May 13, 2005 after the close of business in Paris.

(10) Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2098 as of June 30, 2005.

ANNEX III
Summary Description:
How International Accounting Standards 32 and 39
Impact the Accounting Treatment of Technip’s Convertible Bond

IAS 32

Under International Financial Reporting Standards (IFRS), International Accounting Standard 32 (IAS 32) stipulates that Technip’s convertible bond must be “split” into two components: one part being debt, the other part being shareholders’ equity. Application of this method is commonly referred to as “split accounting.” The rationale behind split accounting is the following:

  as bond holders have the right to convert their bonds into Technip shares, IFRS requires that this conversion “option” be quantified and reported under shareholders’ equity;

  the remaining amount is treated as a debt obligation and is accordingly listed as a liability on the Group’s consolidated balance sheet;

Prior to the application of split accounting on January 1, 2005, Technip’s convertible bond was treated in its entirety as a debt obligation with a value of EUR 670.9 million as of December 31, 2004. As of January 1, 2005, this amount was “split” into its debt and equity components, or EUR 636.0 million and EUR 34.9 million, respectively. Due to Technip’s repurchases of convertible bonds during the first half of 2005, the amount of the debt component was EUR 620.9 million at June 30, 2005.

IAS 39

Technip’s convertible bond carries an annual interest rate of 1%. The corresponding annual cash payment is calculated based upon the entire amount outstanding. The interest payment are of course cash finance charges.

Under French GAAP, there was also a non-cash finance charge associated with the amortizations of the bond issuance fees and the redemption premium. On an annual basis, this non-cash charge was equivalent to approximately 2.5% of convertible bonds outstanding. Thus, under French GAAP, the convertible bond annual finance charge was equivalent to approximately 3.5% (1% cash and 2.5% non-cash).

Under IAS 39, interest is calculated and charged to the income statement based on the “effective interest rate.” This rate takes into consideration, among other things, the impact of discounting future cash interest payments due until bond maturity (January 1, 2007). In Technip’s case, the “effective interest rate” is approximately 6.2% . The corresponding finance charge booked to the income statement is calculated using only the debt component of the convertible bond as determined under split accounting.

The difference between the 6.2% “effective interest rate” and the 1% interest paid to bond holders is all non-cash.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: July 28, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control